

September 20, 2012

Via E-Mail
Ms. Nancy G. Willis
Vice President
U.S. Trust, Bank of America
Private Wealth Management
Trustee
P.O. Box 830650
Dallas, Texas 75283-0650

     Re: Hugoton Royalty Trust
              Form 10-K for the Fiscal Year ended December 31, 2011
              Filed February 29, 2012
              Form 10-Q for the Fiscal Quarter ended June 30, 2012
              Filed August 8, 2012
              File No. 1-10476

Dear Ms. Willis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements, page 30

Note 2 - Basis of Accounting, page 30

1.   Please revise to include your accounting policy with respect to impairment testing of your net profits interests in oil and gas properties and disclose the outcome. In addition, tell us the qualitative results of your impairment testing with respect to your net profits interests in oil and gas properties for all periods presented.

<u>Form 10-Q for Quarterly Period Ended June 30, 2012</u>

<u>Financial Statements, page 9</u>

<u>Note 5 - Contingencies, page 12</u>

2.   We note your disclosure indicating that XTO Energy will begin deducting amounts associated with the Fankhouser settlement in the third quarter of 2012, and that costs may exceed revenues on properties underlying the Oklahoma and Kansas properties for 18 months. We understand that pursuant to the conveyance, you will not receive proceeds from these net profit interests during this timeframe. Please tell us and disclose if there are any alternate ways that XTO Energy or any other third party could collect payment with respect to your 80% share of the settlement amount.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief